UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                           Diamond Home Services, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   252648-10-0
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

                                  SCHEDULE 13G

 CUSIP No. 252648-10-0


 1        NAMES OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Globe Building Materials, Inc.     36-3617389

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) //
                                                                       (b) //


 3        SEC USE ONLY


 4        CITIZENSHIP OF PLACE OF ORGANIZATION

          Delaware

 NUMBER OF SHARES                            5  SOLE VOTING POWER
   BENEFICIALLY OWNED
    BY EACH
   REPORTING                                 6  SHARED VOTING POWER
    PERSON
    WITH                                           3,417,000

                                             7  SOLE DISPOSITIVE POWER



                                             8  SHARED DISPOSITIVE POWER

                                                   3,417,000
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,417,000

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*                                    / /



 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       37.7%
 14    TYPE OF REPORTING PERSON*

       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                  SCHEDULE 13G

 CUSIP No. 252648-10-0

 1     NAMES OF REPORTING PERSONS S.S. OR
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


       C. Stephen Clegg; ###-##-####

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) //
                                                               (b) //

 3     SEC USE ONLY



 4     CITIZENSHIP OF PLACE OF ORGANIZATION

       United States
 NUMBER OF SHARES           5  SOLE VOTING POWER
   BENEFICIALLY OWNED
    BY EACH                           9,763
   REPORTING
                            6  SHARED VOTING POWER
    PERSON
    WITH
                                  3,417,000

                            7  SOLE DISPOSITIVE POWER

                                      9,763
                            8  SHARED DISPOSITIVE POWER

                                  3,417,000

 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,426,763

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*                               / /


 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       37.7%

 14    TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1(a) Name of Issuer:

          Diamond Home Services, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          222 Church Street
          Diamond Plaza
          Woodstock, Illinois 60098

Item 2(a) Name of Persons Filing:

          Globe Building Materials, Inc.
          C. Stephen Clegg

Item 2(b) Address of Principal Business Office or, if none, Residence:

          Globe Building Materials, Inc.
          2230 Indianapolis Blvd.
          Whiting, Indiana 46394

          C. Stephen Clegg
          c/o Diamond Home Services, Inc.
          222 Church Street
          Diamond Plaza
          Woodstock, Illinois 60098

Item 2(c) Citizenship:

          Globe Building Materials, Inc. -- Delaware
          C. Stephen Clegg -- United States

Item 2(d) Title of Class of Securities:

          Common Stock

Item 2(e) CUSIP Number:

          252648-10-0

Item 3 Not applicable, reporting persons are filing this Schedule 13G pursuant to Rule 13d-1(c).

Item 4    Ownership:

          Globe Building Materials, Inc.:

           (a) Amount Beneficially Owned:

           As of December 31, 1996, the number of shares of the issuer's Common Stock beneficially owned by Globe Building Materials, Inc. was 3,417,000.

           (b) Percent of Class:

           As of December 31, 1996, the percent of the issuer's outstanding Common Stock beneficially owned by Globe Building Materials, Inc. was approximately 37.7%.

           (c) Number of shares as to which Globe Building Materials, Inc. has:

              (i)  sole power to vote or to direct the vote is -0-.
              (ii) shared power to vote or to direct the vote is 3,417,000.
              (iii) sole power to dispose or to direct the disposition is -0-.
              (iv) shared power to dispose or to direct the disposition is 3,417,000.

          C. Stephen Clegg:

           (a) Amount Beneficially Owned:

           As of December 31, 1996, the number of shares of the issuer's Common Stock beneficially owned by C. Stephen Clegg was 3,426,763. Of these shares, Mr. Clegg directly owned vested options to purchase 9,763 shares and indirectly owned 3,417,000 through Globe Building Materials, Inc.

           (b) Percent of Class:

           As of December 31, 1996, the percent of the issuer's outstanding Common Stock beneficially owned by C. Stephen Clegg was approximately 37.7%.

           (c)  Number of shares as to which C. Stephen Clegg has:

              (i)  sole power to vote or to direct the vote is 9,763.
              (ii) shared power to vote or to direct the vote is 3,417,000.
              (iii) sole power to dispose or to direct the disposition is
                    9,763.
              (iv) shared power to dispose or to direct the disposition is 3,417,000.

Item 5    Ownership of Five Percent or Less of a Class:

          Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported by the Parent Holding Company:

          Globe Building Materials, Inc. beneficially owns the shares it has reported on this Schedule 13G through its wholly-owned subsidiary, GBM, Inc.

          C. Stephen Clegg -- Not applicable.

Item 8    Identification and Classification of Members of the Group:

          Not applicable.

Item 9    Notice of Dissolution of Group:

          Not applicable.

Item 10   Certification:

          Not applicable, reporting persons are filing this Schedule 13G pursuant to Rule 13d-1(c).

                                    SIGNATURE

  After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1997

                         GLOBE BUILDING MATERIALS, INC.


                         By:  /s/ C. Stephen Clegg
                                  C. Stephen Clegg, Chief Executive Officer




                         /s/ C. Stephen Clegg
                             C. Stephen Clegg


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).